Filed by Genesis Unicorn Capital Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Genesis Unicorn Capital Corp.

Commission File No. 001-41287

Genesis Unicorn Capital Corp. Files Investor Presentation on Form 8-K to Introduce Business Profile of Environmental Solutions Group Holdings Limited

Singapore & New York, NY, March 6, 2023 (GLOBE NEWSWIRE)— Genesis Unicorn Capital Corp. (the “Company”), a special purpose acquisition company (NASDAQ: GENQ) today announced the filing of an Investor Presentation on Form 8-K with the U.S. Securities and Exchange Commission (“SEC”) to further introduce the business profile of Environmental Solutions Group Holdings Limited (“ESGL”), a sustainable waste solutions provider whose mission is to regenerate industrial waste into circular products using innovative technologies and renewable energy.

On November 30, 2022, the Company announced that it had signed a definitive merger agreement with ESGL. In connection with the proposed transaction, ESGL Holdings Limited, a Cayman Islands exempted company (“PubCo”), has publicly filed a registration statement on Form F-4, as amended, File No.: 333-269078 (the “Registration Statement”), which Registration Statement also includes a proxy statement of the Company.

To access the Investor Presentation, please go to: http://www.genesisunicorn.com

Management Commentary

Samuel Lui, President and CFO of Genesis Unicorn Capital Corp.

“ESGL is a pioneer in terms of anchoring its waste treatment business around the core concepts of circularity and sustainability. Leveraging on the Singapore government’s push towards net zero emissions by 2050, we believe ESGL is well-poised to ride the wave of the country’s push towards its sustainability and carbon reduction targets. We look forward to working with the ESGL team in achieving their aim of becoming a market leader in the circularity and sustainability space in Singapore and the larger Southeast Asian markets.”

Quek Leng Chuang, Founder, CEO, and Chairman of the Board of ESGL

“This is an exciting time for the ESGL team, our partners and everyone else who believes that the circular economy is a critical pillar to support and accelerate towards becoming a net zero region. Our experienced management team has amassed approximately a combined 100 years of relevant experience in waste management and the chemical supply chain and general management and is committed to executing our growth strategy and accelerating growth in revenue and profitability in the next 3-4 years.”

About Genesis Unicorn Capital Corp.

Genesis Unicorn Capital Corp. is a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. On February 17, 2022, the Company consummated its initial public offering (the “IPO”) of 8,625,000 units (including an additional 1,125,000 units pursuant to the exercise in full of the underwriters’ over-allotment option) at $10.00 per unit. Each unit consists of one share of Class A common stock and one warrant entitling the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share. The aggregate gross proceeds of the IPO, including the over-allotment, were $86,250,000, prior to deducting underwriting discounts, commissions, and other offering expenses. EF Hutton, division of Benchmark Investments LLC, served as the sole book-running manager of the IPO. For more information, please visit www.genesisunicorn.com for Company filings.

About Environmental Solutions Group Holdings Limited

Environmental Solutions Group Holdings Limited (“ESGL”) is a holding company incorporated as an exempted company under the laws of the Cayman Islands. ESGL conducts all of its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd. (“ESA”). ESA is a waste management, treatment and recycling company involved in the collection and recycling of hazardous and non-hazardous industrial waste from customers such as pharmaceutical, semiconductor, petrochemical, processing and electroplating companies. ESA currently has two revenue streams, including 1) waste services income which is primarily comprised of fees it charges its customers for waste collection and disposal services, and 2) the sales and trading of ESA’s processed end products made from recycled waste, which ESA believes makes it a unique and environmentally friendly offering in the marketplace.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may be considered contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this press release regarding the proposed transactions (the “Merger”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) among the Company, PubCo, ESGH Merger Sub Corp. (“Merger Sub”) and ESGL, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company and the expected timing of the Merger. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company and ESGL managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against the Company, the combined company or others; (3) the inability to complete the Merger, including due to the failure to obtain approval of the Company’s stockholders or to satisfy conditions to closing in the Merger Agreement; (4) the failure to obtain financing to fund the combined company’s operations and growth following the closing of the Merger; (5) the amount of redemption requests made by the Company s stockholders; (6) changes to the proposed structure of the Merger that may be required or appropriate as a result of applicable laws; (7) the ability to meet Nasdaq listing standards following the consummation of the Merger; (8) the risk that the Merger disrupts current plans and operations of ESGL as a result of the announcement and consummation of the Merger; (9) the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with third parties and partners and retain its management and key employees; (10) costs related to the Merger; (11) changes in applicable laws or regulations; (12) the possibility that ESGL or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (13) the availability of capital and ESGL estimates of expenses; (14) changes in the assumptions underlying ESGL’s expectations regarding its future business or business model; and (15) and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement, and other documents filed or to be filed from time to time with the SEC by the Company.

A further list and description of risks and uncertainties can be found in the Form 10-K and in the Registration Statement that has been filed with the SEC by PubCo in connection with the proposed transaction, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company, ESGL and PubCo and speaks only as of the date on which it is made. The Company, ESGL and PubCo undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Important Information about the Transaction and Where to Find It

In connection with the proposed transactions described herein, PubCo has filed the Registration Statement, which Registration Statement also includes a proxy statement of the Company. Promptly after the Registration Statement is declared effective, the Company will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed transaction. INVESTORS AND SECURITYHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT THE COMPANY OR PUBCO WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ESGL, PUBCO AND THE PROPOSED TRANSACTION. The Registration Statement, definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the proposed transaction (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to Genesis Unicorn Capital Corp., 281 Witherspoon Street, Suite 120, Princeton, New Jersey.

Participants in the Solicitation

The Company, ESGL and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of shares of the Company’s common stock in respect of the proposed transaction described herein. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) and the final prospectus dated February 14, 2022 relating to the IPO, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated below.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor / Media Contact:

Crocker Coulson

CEO, AUM Media, Inc.

(646) 652 7185

crocker.coulson@aummedia.org

ESGL Contact:

Lawrence Law

Chief Sustainability and Growth Officer

Environmental Solutions Group Holdings Limited

(65) 6653 2299

lawrence.law@env-solutions.com

Genesis Unicorn Capital Corp. Contact:

Samuel Lui

President & CFO

(609) 466-0792

Samuel.lui@genesisunicorn.com